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News Release

July 3, 2012	TSX.V SYMBOL – PL

Pan American Lithium Corp. Announces The Expiration of Llanta Option Agreement

Pan American Lithium Corp. (TSX-V:PL) (OTCCB: PALTF) (“Pan American” or the“Company”), www.panamericanlithium.com, today announces that the closing date of the share option agreement dated February 14, 2011 with Sociedad Gareste Limitada, a privately held Chilean Corporation, for the Llanta salar locted in Atacama Region III, Chile, has lapsed as the parties have not executed an agreement to extend the closing date.

About Pan American:

Pan American has rights in ten lithium-bearing salars in Chile's Atacama Region III covering cumulatively more than 19,000 hectares, including the Laguna Verde surface brine lake.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

For further information contact:
Jodi Henderson, Corporate Secretary
1-520-989-0032
Email: jhenderson@kriyah.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.